SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

FAO, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

30240S 60 0

(CUSIP Number)

Fred Kayne
c/o Fortune Financial
1800 Avenue of the Stars, Suite 310
Los Angeles, California 90067
(310) 551-0322

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30240S 60 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRED KAYNE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,798,603

	8.	Shared Voting Power 1,062,785

	9.	Sole Dispositive Power 2,798,603

	10.	Shared Dispositive Power 1,062,785

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,861,388

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ] (1)

13.	Percent of Class Represented by Amount in Row (11) 41.9%

14.	Type of Reporting Person (See Instructions) IN

(1)           Excludes certain shares of Common Stock and securities convertible into Common Stock held by or under the control of Richard Kayne, Kayne Anderson Capital Advisors, L.P. and its affiliates (“KACALP”), Woodacres LLC (“Woodacres”), Charles Norris and Hancock Park Capital II, L.P. (‘Hancock”)  (See Item 6).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FORTUNE TWENTY-FIFTH, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization NEVADA, UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,062,785

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,062,785

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,062,785

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ] (1)

13.	Percent of Class Represented by Amount in Row (11) 16.2%

14.	Type of Reporting Person (See Instructions) CO

(1)           Excludes certain shares of Common Stock and securities convertible into Common Stock held by or under the control of Richard Kayne, KACALP, Woodacres, Charles Norris and Hancock  (See Item 6).

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value, $0.001 (the "Common Stock") of FAO, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices located at 2520 Renaissance Boulevard, King of Prussia, PA, 19406.

On April 22, 2003, the Issuer conducted a 1:15 reverse stock split with respect to the Common Stock.  The share amounts described herein refer to the number of shares after giving effect to the reverse stock split.

Item 2.	Identity and Background
(a) This statement is filed on behalf of Fred Kayne and Fortune Twenty-Fifth, Inc. of which Mr. Kayne is the sole stockholder.

(b) Mr. Kayne's business address is c/o Fortune Financial, 1800 Avenue of the Stars, Suite 310, Los Angeles, California 90067.  Fortune Twenty-Fifth’s business address is P.O. Box 381, Glenbrook, NV 89413 with a copy to Mr. Fred Kayne c/o Fortune Financial, 1800 Avenue of the Stars, Suite 310, Los Angeles, California 90067.

(c) Mr. Kayne is President, Chairman of the Board and sole shareholder of Fortune Twenty-Fifth, Inc.  Fortune Twenty-Fifth’s principal business is investments. Mr. Kayne is also President of Fortune Fashions Industries and Chairman of Big Dog Holdings, Inc.  Fortune Fashions' principal business is sportswear manufacture and its address is 4700 Boyle Ave., Vernon, California 90058-3021.  Big Dog Holdings’ principal business is the development and retailing of sportswear and related accessories and its address is 121 Gray Avenue, Suite 300, Santa Barbara, California 93101.

(d) Neither Mr. Kayne nor Fortune Twenty-Fifth, Inc. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Neither Mr. Kayne nor Fortune Twenty-Fifth, Inc. has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws during the last five years.

(f) Mr. Kayne is a citizen of the United States of America.

By virtue of the voting agreement included in the Stockholders Agreement described in Item 6 (the “Stockholders Agreement”), the Reporting Persons, together with KACALP, Richard Kayne, Woodacres, Charles Norris and Hancock may be deemed to constitute a “group” as such term is used in Section 13(d)(3) of the rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Except for the Stockholders Agreement and other agreements mentioned in Item 6, the Reporting Persons have no affiliation or agreement or other arrangement relating to the Issuer or securities of the Issuer with any of such persons.  Neither the making or contents of this filing constitutes an admission by the Reporting Persons that a group exists, and the existence of any such group is expressly disclaimed.  The Reporting Persons also expressly disclaim any beneficial ownership in any Common Stock beneficially owned by any such persons, which separately file statements on Schedule 13D with respect to their respective beneficial ownership of the Issuer’s securities.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction
The Reporting Persons currently intend to hold all of the acquired securities for investment purposes and for the purpose of enhancing their control of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Kayne beneficially owns 3,861,388 shares of the Issuer's Common Stock, or approximately 41.9% of the outstanding Common Stock. Of those shares, Fortune Twenty-Fifth, Inc. beneficially owns 1,062,785 shares of the Common Stock, or approximately 16.2% of the Issuer's outstanding Common Stock.

(b) Subject to the Stockholders Agreement, Mr. Kayne has the sole power to vote and dispose, or direct the disposition, of 3,861,388 shares of the Issuer's Common Stock.  Of those shares, Fortune Twenty-Fifth has the sole power, subject to the Stockholders Agreement, to vote and dispose, or direct the disposition, of 1,062,785 shares of the Issuer's Common Stock.  Mr. Kayne is President, Chairman and sole shareholder of Fortune Twenty-Fifth.

(c) The following transactions in the Issuer's Common Stock beneficially owned by Mr. Kayne and Fortune Twenty-Fifth were effected in the last 60 days:

Date Sold	Type of Security	Amount of Common or Equivalents Sold	Price Per Common Share	Where/How Transaction Effected
12/5/03	Common Stock	108,814	$0.1155	Rule 144
12/5/03	Common Stock	28,842	$0.1155	Rule 144

(d) Not applicable.
(e) Not applicable.

By reason of the Stockholders Agreement and operation of Section 13(d) of the Exchange Act as described in Item 2, Mr. Kayne may be deemed to beneficially own an additional (i) 3,498,252 shares beneficially owned by Hancock, (ii) 2,168,916 shares beneficially owned by Woodacres, (iii) 699,650 shares beneficially owned by Charles Norris and (iv) 10,435,984 shares beneficially owned or controlled by Richard Kayne or KACALP.  The information with respect to the beneficial ownership by Fred Kayne, Woodacres, Charles Norris, Richard Kayne and KACALP is based on information supplied by, or on behalf of, such persons and none of the Reporting Persons makes any representation or guarantee as to the completeness or accuracy of this information.

The Reporting Persons expressly disclaim any beneficial ownership in any Common Stock held or controlled by Fred Kayne, Woodacres, Charles Norris, Richard Kayne or KACALP

notwithstanding the Stockholders Agreement among the Reporting Persons and such persons with respect to voting rights as described in Item 6.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Kayne is Chairman of the Board of Directors of the Issuer and is also the brother of Richard Kayne, a principal of KACALP.  Richard Kayne and KACALP beneficially own, directly or indirectly, a substantial portion of the Issuer's voting stock.

On April 23, 2003, in connection with the Issuer’s emergence from bankruptcy, the Reporting Persons consummated the transactions contemplated by that certain Securities Purchase Agreement among the Issuer, the Reporting Persons and the other parties listed on the signature pages thereto, as amended (the “Purchase Agreement”) entered into in connection with the purchase and sale of the Issuer’s Class I Convertible Preferred Stock.  The Purchase Agreement includes among other provisions, (i) pursuant to Section 5 of the Purchase Agreement, an agreement that the securities purchased thereby may not be sold, transferred, pledged or hypothecated unless the proposed transaction does not require registration or qualification under federal or state securities laws or unless the proposed transaction is registered or qualified as required; and (ii) pursuant to Section 7 of the Purchase Agreement, an agreement that the Issuer may cause certain purchasers of the Class I Convertible Preferred Stock, including Mr. Kayne, to cause the issuance of a letter of credit in favor of the Issuer’s lenders which, if posted and if drawn upon would entitle the purchasers to additional securities of the Issuer and which posting has resulted in the issuance of the Warrants.

In connection with the Purchase Agreement, the Reporting Persons entered into a Registration Rights Agreement, dated as of April 23, 2003, with the Issuer and the other parties thereto, pursuant to which purchasers of the Issuer’s Class I Convertible Preferred Stock (the “Holders”) were granted rights to have the Common Stock issued or issuable upon conversion of the Class I Convertible Preferred Stock owned by such Holders registered for sale under the Securities Act of 1933, as amended, on the terms and conditions described therein.  The Common Stock issued or issuable upon exercise of the Warrants is also subject to the registration rights.

In connection with the Purchase Agreement, the Reporting Persons entered into a Shareholders Agreement, dated as of April 23, 2003, with the Issuer and the other parties thereto, pursuant to which the Holders (i) were granted rights to have the Common Stock issued or issuable upon conversion of the Class I Convertible Preferred Stock, owned by such Holders, sold together with sales by other Holders on the terms and conditions described therein and (ii) agreed to sell their Class I Convertible Preferred Stock (and the Common Stock issuable upon conversion of such shares) in the event of an offer by a non-affiliate of the Issuer on the terms and conditions described therein.

In connection with Hancock’s purchase of Class I Convertible Preferred Stock, Mr. Kayne also entered into the Stockholders Agreement, dated as of April 23, 2003, with Richard Kayne, KACALP, Woodacres, Charles Norris and Hancock, pursuant to which the parties other than Hancock agreed that they will vote all Class I Convertible Preferred Stock and Common Stock in favor of the election of one director designated by Hancock until Hancock owns less than 3,000 shares of Class I Convertible Preferred Stock (or the equivalent of such securities and Common Stock).

Item 7.	Material to Be Filed as Exhibits

99.1         Stockholders Agreement, dated April 23, 2003, among Kayne Anderson Capital Advisors, L.P., Fred Kayne, Richard Kayne, Woodacres, LLC, Charles Norris, Fortune Twenty-Fifth, Inc. and Hancock Park Capital II, L.P. (1)

99.2         Securities Purchase Agreement, dated as of April 3, 2003, by and among the Issuer, Saks Incorporated, Richard Kayne, Fred Kayne, Kayne Anderson Capital Advisors, L.P., Hancock Park Capital II, L.P., and PCG Tagi, LLC (Series H). (2)

99.3         First Amendment to Securities Purchase Agreement, dated as of April 21, 2003, by and among the Issuer, PCG Tagi, LLC (Series H), Fred Kayne, Kayne Anderson Capital Advisors, L.P., Hancock Park Capital II, L.P., Woodacres LLC, Charles Norris, and Les Biller, as trustee. (1)

99.4         Shareholders Agreement, dated April 23, 2003, by and among the Issuer, Saks Incorporated, Richard Kayne, Kayne Anderson Capital Advisors, L.P., Hancock Park Capital II, L.P., Woodacres, LLC, Charles Norris and Les Biller, as trustee. (1)

99.5         Registration Rights Agreement, dated as of April 21, 2003, by and among the Issuer, PCG Tagi, LLC (Series H), Fred Kayne, Kayne Anderson Capital Advisors, L.P., Hancock Park Capital II, L.P., Woodacres LLC, Charles Norris, and Les Biller, as trustee. (1)

(1) Previously filed as an exhibit to Schedule 13D/A (Amendment No. 5) filed by Mr. Kayne.
(2) Previously filed as Exhibit 10.2 to Form 8-K filed on April 21, 2003 (File No. 000-19536), which exhibit is incorporated herein by this reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 10th day of December 2003.

By:	/s/ FRED KAYNE
Fred Kayne

FORTUNE TWENTY-FIFTH, INC.

By:	/s/ FRED KAYNE
President